UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 13, 2026, UTime Limited (the “Company”) issued a press release announcing its intention to acquire 100% of the outstanding equity of Feixiaohao Technology Inc., operator of the “Feixiaohao” Web3 Data Analytics & Asset Pricing Platform (feixiaohao.ai). A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated March 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: March 13, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)